UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM U-13-60

                                  ANNUAL REPORT

                                 For the Period
             Beginning January 1, 1997 and Ending December 31, 1997
                                     to the

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       of

                             Cinergy Services, Inc.
                        (Exact Name of Reporting Company)

                          A Subsidiary SERVICE COMPANY


Date of Incorporation:  February 23, 1994

State or Sovereign Power under which Incorporated or Organized:  Delaware

Location of Principal Executive Offices of Reporting Company:  Cincinnati,
Ohio

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John P. Steffen, Vice President and Comptroller,
                 139 East Fourth Street, Cincinnati, Ohio 45202

Name of Principal Holding Company Whose Subsidiaries are served by Reporting
Company:  Cinergy Corp.

                      INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

 2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

 3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

 4. Report Format. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

 5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (210.3-01(b)).

 6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c)).

 7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                     Annual Report of Cinergy Services, Inc.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                    Schedule or
Description of Schedules and Accounts               Account No.       Page No.

Comparative Balance Sheets - Assets                 Schedule I            5
Comparative Balance Sheets - Liabilities            Schedule I            6
  Service Company Property                          Schedule II           7
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property        Schedule III          8
  Investments                                       Schedule IV           9
  Accounts Receivable from Associate Companies      Schedule V           10
  Fuel Stock Expenses Undistributed                 Schedule VI          11
  Stores Expense Undistributed                      Schedule VII         12
  Miscellaneous Current and Accrued Assets          Schedule VIII        13
  Miscellaneous Deferred Debits                     Schedule IX          14
  Research, Development, or Demonstration
    Expenditures                                    Schedule X           15
  Proprietary Capital                               Schedule XI          16
  Long-term Debt                                    Schedule XII         17
  Current and Accrued Liabilities                   Schedule XIII        18
  Notes to Financial Statements                     Schedule XIV         19

Comparative Income Statements                       Schedule XV          27
  Analysis of Billing - Associate Companies         Account 457          28
  Analysis of Billing - Nonassociate Companies      Account 458          29
  Analysis of Charges for Service - Associate
    and Nonassociate Companies                      Schedule XVI         30
  Schedule of Expense Distribution by Department
    or Service Function                             Schedule XVII        31
  Departmental Analysis of Salaries                 Account 920          34
  Outside Services Employed                         Account 923          35
  Employee Pensions and Benefits                    Account 926          38
  General Advertising Expenses                      Account 930.1        39
  Miscellaneous General Expenses                    Account 930.2        40
  Rents                                             Account 931          41
  Taxes Other Than Income Taxes                     Account 408          42
  Donations                                         Account 426.1        43
  Other Deductions                                  Account 426.5        44
  Notes to Statements of Income                     Schedule XVIII       45

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

Description of Reports or Statements                                  Page No.


Organization Chart                                                       47
Methods of Allocation                                                    48
Annual Statement of Compensation for Use of Capital Billed               50

                     Annual Report of Cinergy Services, Inc.
                        As of December 31, 1997 and 1996

                     Schedule I - COMPARATIVE BALANCE SHEETS
Give balance sheet of the Company as of December 31 of the current and prior year

                                                                REF               DECEMBER
ACCOUNT                 ASSETS AND OTHER DEBITS                SCHED        1997           1996

           SERVICE COMPANY PROPERTY
   101     Service Company Property                               II     $ 8,943,593    $ 2,063,444
   107     Construction Work in Progress                          II      11,722,791      5,255,666
             Total Property                                               20,666,384      7,319,110
   108     Accumulated Provision for Depreciation and
             Amortization of Service Company Property            III      (1,103,349)      (183,179)

                                Net Service Company Property              19,563,035      7,135,931

           INVESTMENTS
   123     Investments in Associate Companies                     IV            -              -
   124     Other Investments                                      IV            -              -___

                                           Total Investments                    -              -

           CURRENT AND ACCRUED ASSETS
   131     Cash                                                                 -         7,059,935
   134     Special Deposits                                                     -              -
   135     Working Funds                                                        -           (51,260)
   136     Temporary Cash Investments                             IV            -              -
   141     Notes Receivable                                                     -              -
   143     Accounts Receivable                                               339,601        477,496
   144     Accumulated Provision for Uncollectible Accounts                     -              -
   146     Accounts Receivable from Associate Companies           V       19,533,715     14,357,685
   152     Fuel Stock Expenses Undistributed                      VI            -              -
   154     Materials and Supplies                                               -              -
   163     Stores Expense Undistributed                          VII            -              -
   165     Prepayments                                                          -              -
   174     Miscellaneous Current and Accrued Assets              VIII           -              -___

                            Total Current and Accrued Assets              19,873,316     21,843,856

           DEFERRED DEBITS
   181     Unamortized Debt Expense                                             -              -
   184     Clearing Accounts                                                     555           -
   186     Miscellaneous Deferred Debits                          IX          55,441       (187,036)
   188     Research, Development, or Demonstration Expenditures    X            -              -
   190     Accumulated Deferred Income Taxes                                 763,671           -___

                                       Total Deferred Debits                 819,667       (187,036)


                               TOTAL ASSETS AND OTHER DEBITS             $40,256,018    $28,792,751


                     Annual Report of Cinergy Services, Inc.
                        As of December 31, 1997 and 1996

               Schedule I - COMPARATIVE BALANCE SHEETS (Continued)

                                                                 REF             December 31
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL           SCHED        1997          1996

           PROPRIETARY CAPITAL
   201     Common Stock Issued (Note 2)                           XI      $         3   $         3
   211     Miscellaneous Paid-In-Capital                          XI             -             -
   215     Appropriated Retained Earnings                         XI             -             -
   216     Unappropriated Retained Earnings                       XI             -               (3)
                                   Total Proprietary Capital                        3          -

           LONG-TERM DEBT
   223     Advances From Associate Companies                     XII             -             -
   224     Other Long-Term Debt                                  XII             -             -
   225     Unamortized Premium on Long-Term Debt                                 -             -
   226     Unamortized Discount on Long-Term Debt                                -             -___

                                        Total Long-Term Debt                     -             -

           CURRENT AND ACCRUED LIABILITIES
   231     Notes Payable                                                         -             -
   232     Accounts Payable                                                15,910,544    10,962,571
   233     Notes Payable To Associate Companies                  XIII      20,949,887    18,489,079
   234     Accounts Payable to Associate Companies               XIII       2,274,100     1,840,449
   236     Taxes Accrued                                                    1,232,047    (2,567,123)
   237     Interest Accrued                                                      -             -
   238     Dividends Declared                                                    -             -
   241     Tax Collections Payable                                           (363,074)          256
   242     Miscellaneous Current and Accrued Liabilities         XIII            -             -___

                       Total Current and Accrued Liabilities               40,003,504    28,725,232

           DEFERRED CREDITS
   253     Other Deferred Credits                                             140,000          -
   255     Accumulated Deferred Investment Tax Credits                           -             -___

                                      Total Deferred Credits                  140,000          -

   282     ACCUMULATED DEFERRED INCOME TAXES                                  112,511        67,519


                   TOTAL LIABILITIES AND PROPRIETARY CAPITAL              $40,256,018   $28,792,751

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                     Schedule II - SERVICE COMPANY PROPERTY

                                               BALANCE AT                RETIREMENTS    OTHER      BALANCE
                                               BEGINNING                     OR        CHANGES    AT CLOSE
ACCOUNT           DESCRIPTION                   OF YEAR     ADDITIONS      SALES        (1)       OF YEAR

              SERVICE COMPANY PROPERTY
   301     Organization                        $     -     $      -         $  -        $  -     $      -
   303     Miscellaneous Intangible Plant            -            -            -           -            -
   304     Land and Land Rights                      -            -            -           -            -
   305     Structures and Improvements               -            -            -           -            -
   306     Leasehold Improvements                    -            -            -           -            -
   307     Equipment (2)                             -            -            -           -            -
   308     Office Furniture and Equipment       1,311,991    1,242,914         -           -       2,554,905
   309     Automobiles, Other Vehicles and
             Related Garage Equipment                -            -            -           -            -
   310     Aircraft and Airport Equipment            -            -            -           -            -
   311     Other Service Company Property (3)     751,453    5,637,235         -           -       6,388,688

                                    Sub-Total   2,063,444    6,880,149         -           -       8,943,593

   107     Construction Work in Progress (4)    5,255,666    6,467,125         -           -      11,722,791

                                        Total  $7,319,110  $13,347,274      $  -        $  -     $20,666,384

           NOTES
     (1)  Provide an explanation of those changes considered material:                 None
     (2)  Subaccounts are required for each class of equipment owned.  The Service
              Company shall provide a listing by subaccount of equipment additions during
              the year and the balance at the close of the year:                         None

    (3)  Describe Other Service Company property:                                     BALANCE
                                                                                      AT CLOSE
                                                         DESCRIPTION                  OF YEAR

                                                    Computer Software              $ 6,388,688
                                                                                   $ 6,388,688

    (4)  Describe Construction Work in Progress:                                      BALANCE
                                                                                      AT CLOSE
                                                         DESCRIPTION                  OF YEAR

                                                  Computer Software                $11,212,571
                                                  Office Furniture & Equipment         510,220
                                                  Other                                 -
                                                                                   $11,722,791


                                    Annual Report of Cinergy Services, Inc.
                                      For the Year Ended December 31, 1997

       Schedule III - ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                                                    BALANCE AT                                                        BALANCE
                                                     BEGINNING                                   OTHER CHANGES       AT CLOSE
ACCOUNT                   DESCRIPTION                 OF YEAR    ADDITIONS      RETIREMENTS     ADD (DEDUCT) (1)      OF YEAR
   301     Organization                               $   -       $   -            $   -            $    -          $     -
   303     Miscellaneous Intangible Plant                 -           -                -                 -                -
   304     Land and Land Rights                           -           -                -                 -                -
   305     Structures and Improvements                    -           -                -                 -                -
   306     Leasehold Improvements                         -           -                -                 -                -
   307     Equipment                                      -           -                -                 -                -
   308     Office Furniture and Equipment              158,131     300,116             -                 -             458,247
   309     Automobiles, Other Vehicles and
             Related Garage Equipment                     -           -                -                 -                -
   310     Aircraft and Airport Equipment                 -           -                -                 -                -
   311     Other Service Company Property               25,048     620,054             -                 -             645,102

                                             Total    $183,179    $920,170         $   -            $    -          $1,103,349

     NOTES
     (1)  Provide an explanation of those changes considered material:            None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                            Schedule IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under  Account  136,   "Temporary  Cash   Investments",   list  each  investment
separately.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING              CLOSE
             DESCRIPTION                  OF YEAR              OF YEAR

Account 123 - Investments in Associate
                Companies
None

                              Total     $     -               $     -

Account 124 - Other Investments

None

                              Total     $     -               $     -

Account 136 - Temporary Cash Investments

None

                              Total     $     -               $     -

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

            Schedule V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:         Complete   the   following   schedule   listing   accounts
                      receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                        BALANCE AT              BALANCE AT
                                         BEGINNING                CLOSE
             DESCRIPTION                  OF YEAR                OF YEAR

Account 146 - Accounts Receivable
              from Associate Companies:

PSI Energy, Inc. (PSI)                  $ 7,088,383            $12,095,900
PSI Energy Argentina, Inc.                                           8,020
Lawrenceburg Gas Company (Lawrenceburg)      41,422                114,693
KO Transmission Company                        -                        46
Miami Power Corporation                          41                   -
The Union Light, Heat and Power
  Company (ULH&P)                         3,036,609              2,142,565
West Harrison Gas and Electric
  Company (WHG&E)                                58                  3,789
Cinergy Corp. (Cinergy)                   4,191,172              5,168,702

                           Total        $14,357,685            $19,533,715

Analysis Of Convenience Or Accommodation Payments:

None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                 Schedule VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:         Report  the  amount of labor and  expenses  incurred  with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.
                      Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                DESCRIPTION                  LABOR        EXPENSES         TOTAL

Account 152 - Fuel Stock Expenses Undistributed

None

                                Total     $    -         $    -         $    -

Summary:

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                   Schedule VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:         Report  the  amount of labor and  expenses  incurred  with respect to stores expense during the year and indicate amount attributable to each associate company.


                      DESCRIPTION            LABOR        EXPENSES         TOTAL

Account 163 - Stores Expense Undistributed

None

                                Total     $    -         $    -         $    -

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

            Schedule VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING               CLOSE
             DESCRIPTION                  OF YEAR               OF YEAR

Account 174 - Miscellaneous Current
             and Accrued Assets

None

                              Total     $     -               $     -

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                   Schedule IX- MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                        BALANCE AT            BALANCE AT
                                         BEGINNING               CLOSE
             DESCRIPTION                  OF YEAR               OF YEAR

Account 186 - Miscellaneous Deferred
                    Debits

ITEMS DEFERRED PENDING INVESTIGATION     $(187,036)             $55,441

                              Total      $(187,036)             $55,441

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

        Schedule X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research,  development,  or demonstration project which incurred costs by the service corporation during the year.


             DESCRIPTION                             AMOUNT

Account 188 - Research, Development, or
              Demonstration Expenditures

None

                                         Total       $   -


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                        Schedule XI - PROPRIETARY CAPITAL


                                                  NUMBER             PAR OR
ACCOUNT                                          OF SHARES        STATED VALUE     - OUTSTANDING CLOSE OF PERIOD -
 NUMBER               CLASS OF STOCK            AUTHORIZED          PER SHARE      NO. OF SHARES      TOTAL AMOUNT

   201     Common Stock Issued                      100               $0.05              50              $3




INSTRUCTIONS:   Classify  amounts  in  each  account  with  brief   explanation,
     disclosing  the  general  nature  of  transactions  which  gave rise to the reported amounts.


                      DESCRIPTION                 AMOUNT

   211     Miscellaneous Paid-In-Capital           None

   215     Appropriated Retained Earnings          None

                                      Total       $  -

INSTRUCTIONS:         Give  particulars  concerning  net income or (loss) during the year,  distinguishing between compensation for the use of  capital  owed or net  loss  remaining  from  servicing nonassociates per the General  Instructions of the Uniform
                      System of Accounts.  For dividends paid during the year in cash or  otherwise,  provide  rate  percentage,  amount of dividend, date declared, and date paid.

                                                BALANCE                                                    BALANCE
                                             AT BEGINNING          NET INCOME         DIVIDENDS           AT CLOSE
ACCOUNT              DESCRIPTION                OF YEAR             OR (LOSS)            PAID              OF YEAR

   216     Unappropriated Retained Earnings        $(3)                 $ 3                $ -                 $ -


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                          Schedule XII - LONG-TERM DEBT

INSTRUCTIONS:         Advances  from  associate  companies  should  be  reported separately  for  advances  on notes and  advances  on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt, provide  the name of  creditor  company  or  organization, terms of the obligation,  date of maturity, interest rate, and the amount authorized and outstanding.

                             TERMS OF OBLIGATION                                 BALANCE AT                         BALANCE
                               CLASS & SERIES    DATE OF   INTEREST    AMOUNT    BEGINNING                 (1)      AT CLOSE
    NAME OF CREDITOR           OF OBLIGATION     MATURITY    RATE    AUTHORIZED   OF YEAR    ADDITIONS  DEDUCTIONS  OF YEAR

Account 223 - Advances from
  Associate Companies:             None

                              Total

Account 224 - Other Long-
  Term Debt:                       None

                              Total



NOTES:
(1)  Give an explanation of
     deductions:                   None

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                 Schedule XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:         Provide  balance  of notes and  accounts  payable  to each
                      associate   company.   Give   description  and  amount  of
                      miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                BALANCE AT          BALANCE AT
                                                 BEGINNING            CLOSE
             DESCRIPTION                         OF YEAR             OF YEAR

Account 233 - Notes Payable to
              Associate Companies

The Cincinnati Gas & Electric Company (CG&E)   $18,447,192         $10,758,000
PSI                                                   -             10,150,000
Cinergy                                             41,887              41,887

                              Total            $18,489,079         $20,949,887


Account 234 - Accounts Payable to
              Associate Companies

CG&E                                           $ 1,840,449         $ 2,274,100

                              Total            $ 1,840,449         $ 2,274,100


Account 242 - Miscellaneous Current and
              Accrued Liabilities              $      -            $      -

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                  Schedule XIV - NOTES TO FINANCIAL STATEMENTS

Instructions:         The space below is provided for important  notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.  Summary of Significant Accounting Policies

(a) Merger Cinergy Corp. (Cinergy), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (PUHCA), was created in the October 1994 merger of The Cincinnati Gas & Electric Company (CG&E) and PSI Resources, Inc. Cinergy Services, Inc. (Services) is a wholly-owned subsidiary of Cinergy. Cinergy's other wholly-owned subsidiaries are CG&E, PSI Energy, Inc. (PSI), and Cinergy Investments, Inc. (Investments).

(b) Nature of Operations Services, a Delaware corporation, is the service company for the Cinergy system, providing member companies with a variety of administrative, management, and support services.

(c) Management's Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. (See Note 9.)

(d) Regulation Services is subject to regulation by the Securities and Exchange Commission (SEC) under the PUHCA. Services' accounting policies conform to GAAP and follow the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies prescribed by the SEC pursuant to the PUHCA.

(e) Federal and State Income Taxes Deferred tax assets and liabilities are recognized for the income tax consequences of transactions treated differently for financial reporting and tax return purposes, measured on the basis of statutory tax rates.

(f) Service Company Property Service company property and equipment, including any interest capitalized during construction, are recorded at cost.

(g) Depreciation Provisions for depreciation are determined by using the straight-line method applied to the cost of depreciable plant in service. The effective annual depreciation rate for 1997 was 11.8% and for 1996 was 10.0%. Software is amortized over a five-year period at an annual rate of 20%.

(h) Income and Expenses Services provided to affiliated companies are provided at cost. The costs of services are determined on a direct charge basis to the extent practicable. Indirect costs are charged using the ratios defined in the service agreements between Services and the client companies. (See "Methods of Allocation.")

2.  Common Stock

Services is authorized to issue 100 shares of Common Stock at a par value of five cents ($.05) per share. All of Services' outstanding common stock is held by Cinergy.

3.  Notes Payable to Associate Companies

To better manage cash and working capital requirements, Cinergy's utility subsidiaries, and Services, participate in a money pooling arrangement. Under this arrangement, Cinergy system companies with surplus short-term funds, whether from internal or external sources, provide short-term loans to other system companies at rates that reflect (1) the actual costs of the external borrowing and/or (2) the costs of the internal funds which are set at the 30-day Federal Reserve "AA" industrial commercial paper rate. The SEC's approval of the money pool, pursuant to the PUHCA, extends through December 31, 2002.

4.  Leases

Cinergy and its subsidiaries, including Services, have entered into operating lease agreements covering various facilities and properties, including office space and computer, communications, and transportation equipment. Total rental payments on operating leases for each of the past two years were as follows:

                                      1997       1996
                                       (in millions)
      Cinergy and subsidiaries        $36        $31

Future minimum lease payments required under operating leases with remaining, non-cancelable lease terms in excess of one year as of December 31, 1997, are as follows:

                                Cinergy and
                                Subsidiaries
                                (in millions)
Year Ended December 31
      1998                          $ 36
      1999                            29
      2000                            22
      2001                            13
      2002                             7
   After 2002                         26
                                    $133

5.  Pension Plans

Cinergy's defined benefit pension plans, of which Services is a participant, cover substantially all employees meeting certain minimum age and service requirements. Plan benefits are determined under a final average pay formula with consideration of years of participation, age at retirement, and the applicable average Social Security wage base or benefit amount.

Cinergy's funding policy is to contribute annually to the plans an amount which is not less than the minimum amount required by the Employee Retirement Income Security Act of 1974 and not more than the maximum amount deductible for income tax purposes. Contributions applicable to the 1997 plan year were $8 million and to the 1996 plan year were $7 million. The plans' assets consist of investments in equity and fixed income securities.

Effective January 1, 1998, Cinergy reconfigured its defined benefit pension plans. The reconfigured plans cover the same employees as the previous plans and established a uniform final average pay formula for all employees. When an employee retires, he or she will receive the greater of the benefit accrued under the previous plan as of December 31, 1997, or the benefit accrued under the new plan as of the retirement date. The reconfiguration of the pension plans is not expected to have a significant impact on the Company's financial condition or results of operations.

Cinergy's pension cost for 1997 and 1996 included the following components:

                                                    1997       1996
                                                    (in millions)

Benefits earned during the period                  $ 19.8     $21.2
Interest accrued on projected
  benefit obligations                                67.8      61.6
Return on plans' assets
  Actual                                           (186.6)    (75.6)
  Deferred gain                                     123.8      14.4
Net amortizations                                     2.8       2.9

Net periodic pension cost                          $ 27.6     $24.5

During 1996, Cinergy recognized an additional $61 million of accrued pension cost in accordance with Statement of Financial Accounting Standards No. 88, Employers' Accounting for Settlements and Curtailments of Defined Pension Plans and for Termination Benefits. This amount represents the costs associated with additional benefits extended in connection with voluntary workforce reduction programs.

                                                    1997     1996
Actuarial Assumptions:
For determination of projected benefit
  obligations
    Discount Rate                                   7.5%     8.0%
    Rate of increase in future compensation         4.5      5.0

For determination of pension cost
  Rate of return on plans' assets                   9.0      9.0

The following table reconciles the plans' funded status with amounts recorded in the Consolidated Financial Statements of Cinergy. Under the provisions of Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (Statement 87), certain assets and obligations of the plans are deferred and recognized in the Consolidated Financial Statements of Cinergy in later years.
                                   1997                      1996
                                  Plans'              Plans'        Plan's
                              Assets Exceed       Assets Exceed   Accumulated
                               Accumulated         Accumulated     Benefits
                                 Benefits            Benefits    Exceed Assets
                                                (in millions)
Actuarial present value
  of benefits
    Vested benefits              $(731.6)            $(423.1)       $(241.6)
    Non-vested benefits            (35.5)              (33.5)         (10.1)

      Accumulated benefit
        obligations               (767.1)             (456.6)        (251.7)

    Effect of future
      compensation
      increases                   (193.2)             (121.7)         (53.3)

      Projected benefit
        obligations               (960.3)             (578.3)        (305.0)

Plans' assets
  at fair value                    888.1               531.6          234.1

Projected benefit
  obligations in excess
  of plans' assets                 (72.2)              (46.7)         (70.9)

Remaining balance of plans'
  net assets  existing at date
  of initial  application of
  Statement 87 to be recognized
  as a reduction of pension
  cost in future periods            (8.5)               (6.7)          (3.1)

Unrecognized net gain
  resulting from experience
  different from that
  assumed and effects of
  changes in assumptions          (134.6)              (48.4)         (28.1)

Prior service cost not
  yet recognized in net
  periodic pension cost             46.6                33.6           23.2

Accrued pension cost at
  December 31                    $(168.7)            $ (68.2)       $ (78.9)

6.  Other Postretirement Benefits

Cinergy, including Services, provides certain health care and life insurance benefits to retired employees who have met minimum age and service requirements and their eligible dependents. The health care benefits include medical coverage, dental coverage, and prescription and are subject to certain limitations, such as deductibles and co-payments. Prior to January 1, 1997, CG&E and PSI employees were covered under separate plans. Effective January 1, 1997, all Cinergy active employees are eligible to receive essentially the same postretirement health care benefits. Certain classes of employees, based on age, as well as all retirees, have been grandfathered under benefit provisions in place prior to January 1, 1997. Neither CG&E and its subsidiaries nor PSI currently pre-fund their obligations for these postretirement benefits; however, PSI, in connection with the settlement which resulted in a February 1995 Indiana Utility Regulatory Commission (IURC) order, agreed to begin pre-funding. Implementation of pre-funding is subject to the outcome of negotiations with The Office of the Utility Consumer Counselor and approval by the IURC.

Postretirement benefit cost for 1997 and 1996 included the following components:

                                              Health     Life
                                               Care    Insurance  Total
                                                     (in millions)
1997
Benefits earned during the period             $ 3.0       $ .1    $ 3.1
Interest accrued on Accumulated
  Postretirement Benefit Obligations
  (APBO)                                       14.1        2.2     16.3
Net amortization and deferral                    .2         .1       .3
Amortization of transition obligations          4.7         .3      5.0

Net periodic postretirement benefit cost      $22.0       $2.7    $24.7

1996
Benefits earned during the period             $ 5.7       $ .1    $ 5.8
Interest accrued on APBO                       16.5        2.2     18.7
Net amortization and deferral                    .3         -        .3
Amortization of transition obligations          8.1         .3      8.4

Net periodic postretirement benefit cost      $30.6       $2.6    $33.2

The following table reconciles the APBO of the health care and life insurance plans with amounts recorded in the Consolidated Financial Statements of Cinergy. Under the provisions of Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, certain obligations of the plans are deferred and recognized in the Consolidated Financial Statements of Cinergy in later years.

                                               Health      Life
                                                Care     Insurance    Total
                                                       (in millions)
1997
Actuarial present value of benefits
  Fully eligible active plan participants     $  (9.9)    $ (2.3)   $ (12.2)
  Other active plan participants                (66.3)      (1.1)     (67.4)
  Retirees and beneficiaries                   (113.6)     (28.7)    (142.3)
    Projected APBO                             (189.8)     (32.1)    (221.9)
Unamortized transition obligations               70.7         .2       70.9
Unrecognized net loss resulting from
  experience different from that assumed
  and effects of changes in assumptions          21.1        1.5       22.6
Accrued postretirement benefit obligations
  at December 31, 1997                        $ (98.0)    $(30.4)   $(128.4)

1996
Actuarial present value of benefits
  Fully eligible active plan participants     $ (13.7)    $ (1.6)   $ (15.3)
  Other active plan participants                (49.8)      (1.5)     (51.3)
  Retirees and beneficiaries                   (118.0)     (26.4)    (144.4)
    Projected APBO                             (181.5)     (29.5)    (211.0)
Unamortized transition obligations               75.4         .4       75.8
Unrecognized net loss (gain) resulting from
  experience different from that assumed
  and effects of changes in assumptions          19.5        (.5)      19.0
Accrued postretirement benefit obligations
  at December 31, 1996                        $ (86.6)    $(29.6)   $(116.2)

The following assumptions were used to determine the APBO:

                                          1997          1996
    Discount rate                         7.5%          8.0%

    Health care cost trend rate,
      gradually declining to 5%         7.0-8.0%      7.0-9.0%

    Year ultimate trend rates achieved    2004          2004

Increasing the health care cost trend rate by one percentage point in each year would increase the APBO by approximately $24 million for 1997 and $21 million for 1996, and the aggregate of the service and interest cost components of the postretirement benefit cost by approximately $2 million for 1997 and by approximately $4 million for 1996.

7.  Net Income

The net income for the year ended December 31, 1997, represents the assignment of expenses not assigned at December 31, 1996.

8.  Income Taxes

Services complies with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement 109). Statement 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of existing differences between the financial reporting and tax reporting bases of assets and liabilities.

Services' net deferred income tax liability (asset) at Decemer 31, 1997, and 1996, is as follows:

                                            1997           1996
Deferred Income Tax Liability (Asset)
  Other                                  $(651,160)      $67,519

A summary of Federal and state income taxes charged (credited) to income and the allocation of such amounts is as follows:

                                            1997           1996
Current Income Taxes
  Federal                                $   -          $(63,353)
  State                                      -            (4,166)
        Total current income taxes           -          $(67,519)

Deferred Income Taxes
  Federal
    Depreciation and other utility
      plant-related items                $   -          $ 63,353
  State
    Depreciation and other utility
      plant-related items                    -             4,166
        Total deferred income taxes      $   -          $ 67,519

Total Income Taxes                       $   -          $   -

Services will participate in the filing of a consolidated Federal income tax return with Cinergy for the year ended December 31, 1997. The current tax liability is allocated among the members of the group pursuant to a tax sharing agreement consistent with Rule 45(c) of the PUHCA.

9.  Commitments and Contingencies

(a) Enertech Associates, Inc. (Enertech) Litigation In October 1995, a suit was filed in the Federal District Court for the Southern District of Ohio by three former employees of Enertech, formerly named Power International, Inc., a subsidiary of Investments, naming as defendants Enertech, Cinergy, Investments, CG&E, PSI, James E. Rogers, and William J. Grealis. (Mr. Rogers and Mr. Grealis are officers and/or directors of the foregoing companies.) The lawsuit, which stems from the termination of employment of the three former employees, alleges that they entered into employment contracts with Enertech based on the opportunity to participate in potential profits from future investments in energy projects in central and eastern Europe. The suit alleges causes of action based upon, among other theories, breach of contract related to the events surrounding the termination of their employment and fraud and misrepresentation related to the level of financial support for future projects. The suit alleges compensatory damages of $154 million based upon assumed future success of potential future investments and punitive damages of three times that amount. All defendants are vigorously defending against the charges based upon meritorious defenses. Cinergy is currently unable to predict the outcome of this litigation.


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                   Schedule XV - COMPARATIVE INCOME STATEMENTS

                                                               December 31
ACCOUNT                 DESCRIPTION                        1997          1996

          INCOME:
  457     Services Rendered to Associate Companies     $483,823,472  $615,348,166
  458     Services Rendered to Nonassociate Companies          -             -
  415     Jobbing and Contract Work                            -               74
  419     Other Interest Income                              34,030        62,642
                                        Total Income    483,857,502   615,410,882


          EXPENSES:
  920     Salaries and Wages                            211,064,421   206,699,993
  921     Office Supplies and Expenses                   62,784,790    61,183,041
  922     Administrative Expenses Transferred - Credit     (838,673)   (1,496,336)
  923     Outside Services Employed                      37,360,393    50,449,167
  924     Property Insurance                              1,668,240     4,331,407
  925     Injuries and Damages                             (191,042)    5,929,886
  926     Employee Pension and Benefits                  72,739,966   202,867,382
  928     Regulatory Commission Expense                   1,843,674     3,566,809
 930.1    General Advertising Expenses                       53,159       346,551
 930.2    Miscellaneous General Expenses                 33,048,682    41,260,147
  931     Rents                                          43,526,355    20,701,478
  932     Maintenance of Structures and Equipment         5,678,703     7,318,401
403,404   Depreciation and Amortization Expense             920,170       157,057
  408     Taxes Other Than Income Taxes                  12,846,806    11,315,084
  409     Income Taxes                                         -          (67,519)
  410     Provision for Deferred Income Taxes                  -           67,519
  411     Provision for Deferred Income Taxes - Credit         -             -
 411.5    Investment Tax Credit                                -             -
  421     Miscellaneous Income or Loss                       (7,888)       (1,309)
 426.1    Donations                                            -             -
 426.5    Other Deductions                                     -             -
  427     Interest on Long-term Debt                           -             -
  430     Interest on Debt to Associate Companies         1,723,197       625,487
  431     Other Interest Expense                           (363,454)      (55,861)
                                   Total Expense        483,857,499   615,198,384

                                   NET INCOME          $          3  $    212,498


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                               ANALYSIS OF BILLING

                        ASSOCIATE COMPANIES - ACCOUNT 457

                                                   DIRECT       INDIRECT     COMPENSATION
                                                   COSTS         COSTS          FOR USE        TOTAL
                                                  CHARGED       CHARGED       OF CAPITAL      AMOUNT
        NAME OF ASSOCIATE COMPANY                  457-1         457-2           457-3        BILLED

   PSI Energy, Inc.                            $151,678,731  $ 65,427,160     $  487,981   $217,593,872
   PSI Energy Argentina, Inc.                        29,142            18           -            29,160
   Cinergy Investments, Inc.                      2,704,688         5,641         22,173      2,732,502
   Power Equipment Supply Co.                         4,309            91           -             4,400
   Cinergy Capital & Trading, Inc. (Formerly
     Wholesale Power Services, Inc.)              1,335,983         2,402           -         1,338,385
   PSI Recycling, Inc.                                1,368            20           -             1,388
   The Cincinnati Gas & Electric Company        140,930,720    85,834,287        580,244    227,345,251
   Enertech Associates, Inc. (Formerly
     Power International, Inc.)                     465,995         3,680         14,263        483,938
   Lawrenceburg Gas Company                         147,572       508,660          2,221        658,453
   KO Transmission Company                            9,612           155           -             9,767
   Miami Power Corporation                            2,457            28            334          2,819
   The Union Light, Heat and Power Company       12,491,772    13,093,952        249,359     25,835,083
   The West Harrison Gas and Electric Company        10,331        13,993           -            24,324
   Tri-State Improvement Company                     15,607            28          2,220         17,855
   Cinergy Resources, Inc.                          833,189         3,337           -           836,526
   CGE ECK, Inc.                                         21             1           -                22
   Cinergy Corp.                                  1,067,508         3,193         10,735      1,081,436
   Cinergy Technology, Inc.                         338,046           916           -           338,962
   Cinergy Cooling Corp.                            611,422         1,915           -           613,337
   Cinergy UK, Inc.                               1,151,300         8,593           -         1,159,893
   Cinergy Solutions, Inc.                        3,485,008        82,600           -         3,567,608
   Cinergy Communications, Inc.                      83,717           832           -            84,549
   Cinergy Engineering, Inc.                         19,885            12           -            19,897
   Cinergy Global Power, Inc.                        43,852           193           -            44,045

                                  TOTAL        $317,462,235  $164,991,707     $1,369,530   $483,823,472


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                               ANALYSIS OF BILLING

                      NONASSOCIATE COMPANIES - ACCOUNT 458


Instructions:  Provide a brief  description  of the  services  rendered  to each nonassociate company.

                                  DIRECT     INDIRECT    COMPENSATION                EXCESS
                                  COSTS       COSTS         FOR USE                    OR          TOTAL
                                 CHARGED     CHARGED      OF CAPITAL      TOTAL    DEFICIENCY     AMOUNT
  NAME OF NONASSOCIATE COMPANY    458-1       458-2         458-3         COST        458-4       BILLED

None



                        TOTAL    $   -       $   -          $   -        $   -      $   -        $   -



                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

 Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS:  Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                              Associate Company Charges         Nonassociate Company Charge
                                          Direct       Indirect                   Direct   Indirect
Account  Description Of Items              Cost          Cost          Total       Cost      Cost     Total

920      Salaries and Wages            $133,789,323  $ 77,275,098   $211,064,421   $ -      $ -       $ -
921      Office Supplies and Expenses    46,020,669    16,764,121     62,784,790     -        -         -
922      Administrative Expense
           Transferred - Credit            (813,760)      (24,913)      (838,673)    -        -         -
923      Outside Services Employed       24,424,784    12,935,609     37,360,393     -        -         -
924      Property Insurance               1,668,240          -         1,668,240     -        -         -
925      Injuries and Damages              (203,913)       12,871       (191,042)    -        -         -
926      Employee Pensions and Benefits  33,036,520    39,703,446     72,739,966     -        -         -
928      Regulatory Commission Expense    1,658,051       185,623      1,843,674     -        -         -
930.1    General Advertising Expenses        51,039         2,120         53,159     -        -         -
930.2    Miscellaneous General Expenses  25,965,097     7,083,585     33,048,682     -        -         -
931      Rents                           11,844,181    31,682,174     43,526,355     -        -         -
932      Maintenance of Structures
           and Equipment                  4,725,452       953,251      5,678,703     -        -         -
403,404  Depreciation and Amortization         -          920,170        920,170     -        -         -
           Expense                             -             -              -        -        -         -
408      Taxes Other Than Income Taxes    9,574,236     3,272,570     12,846,806     -        -         -
409      Income Taxes                          -             -              -        -        -         -
410      Provision for Deferred Income
           Taxes                               -             -              -        -        -         -
411      Provision for Deferred Income
           Taxes - Credit                      -             -              -        -        -         -
411.5    Investment Tax Credit                 -             -              -        -        -         -
421      Miscellaneous Income or Loss          -           (7,888)        (7,888)    -        -         -
426.1    Donations                             -             -              -        -        -         -
426.5    Other Deductions                      -             -              -        -        -         -
427      Interest on Long-term Debt            -             -              -        -        -         -
430      Interest on Debt to Associate
           Companies                           -        1,723,197      1,723,197     -        -         -
431      Other Interest Expense            (146,350)     (217,104)      (363,454)    -        -         -
           Total Expense               $291,593,569  $192,263,930   $483,857,499   $ -      $ -       $ -


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

Schedule XVI - ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE AND NONASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                                     Total Charges for Service
                                                 Direct       Indirect
Account  Description Of Items                     Cost          Cost          Total

920      Salaries and Wages                   $133,789,323  $ 77,275,098   $211,064,421
921      Office Supplies and Expenses           46,020,669    16,764,121     62,784,790
922      Administrative Expense
           Transferred - Credit                   (813,760)      (24,913)      (838,673)
923      Outside Services Employed              24,424,784    12,935,609     37,360,393
924      Property Insurance                      1,668,240          -         1,668,240
925      Injuries and Damages                     (203,913)       12,871       (191,042)
926      Employee Pensions and Benefits         33,036,520    39,703,446     72,739,966
928      Regulatory Commission Expense           1,658,051       185,623      1,843,674
930.1    General Advertising Expenses               51,039         2,120         53,159
930.2    Miscellaneous General Expenses         25,965,097     7,083,585     33,048,682
931      Rents                                  11,844,181    31,682,174     43,526,355
932      Maintenance of Structures
           and Equipment                         4,725,452       953,251      5,678,703
403,404  Depreciation and Amortization                -          920,170        920,170
           Expense                                    -             -              -
408      Taxes Other Than Income Taxes           9,574,236     3,272,570     12,846,806
409      Income Taxes                                 -             -              -
410      Provision for Deferred Income
           Taxes                                      -             -              -
411      Provision for Deferred Income
           Taxes - Credit                             -             -              -
411.5    Investment Tax Credit                        -             -              -
421      Miscellaneous Income or Loss                 -           (7,888)        (7,888)
426.1    Donations                                    -             -              -
426.5    Other Deductions                             -             -              -
427      Interest on Long-term Debt                   -             -              -
430      Interest on Debt to Associate
           Companies                                  -        1,723,197      1,723,197
431      Other Interest Expense                   (146,350)     (217,104)      (363,454)
           Total Expense                      $291,593,569  $192,263,930   $483,857,499


                     Annual Report of Cinergy Services, Inc.
                       For the Year Ended December 31,1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))


                                               ---DEPARTMENT OR SERVICE FUNCTION----

                                     TOTAL               INFORMATION    METERS AND
ACCOUNT  DESCRIPTION OF ITEMS       AMOUNT     OVERHEAD    SYSTEMS    TRANSPORTATION

  920    Salaries and Wages     $211,064,421  $   -     $18,005,369   $13,313,873
  921    Office Supplies and
           Expenses               62,784,790      -       6,795,222     4,389,308
  922    Administrative Expense
           Transferred - Credit     (838,673)     -          (6,566)       (1,882)
  923    Outside Services
           Employed               37,360,393      -      12,665,571        25,789
  924    Property Insurance        1,668,240      -            -          538,215
  925    Injuries and Damages       (191,042)     -            -             -
  926    Employee Pensions and
           Benefits               72,739,966      -       4,438,566     2,307,928
  928    Regulatory Commission
           Expense                 1,843,674      -            -             -
 930.1   General Advertising
           Expenses                   53,159      -           3,740          -
 930.2   Miscellaneous General
           Expenses               33,048,682      -      (2,020,565)    1,148,340
  931    Rents                    43,526,355      -      18,753,562     2,282,465
  932    Maintenance of Structures
           and Equipment           5,678,703      -       3,316,313            85
403,404  Depreciation and
           Amortization Expense      920,170   920,170         -             -
  408    Taxes Other Than
           Income Taxes           12,846,806      -       1,213,075       665,468
  409    Income Taxes                   -         -            -             -
  410    Provision for Deferred
           Income Taxes                 -         -            -             -
  411    Provision for Deferred
           Income Taxes - Credit        -         -            -             -
 411.5   Investment Tax Credit          -         -            -             -
  421    Miscellaneous Income or
           Loss                       (7,888)     -            -             -
 426.1   Donations                      -         -            -             -
 426.5   Other Deductions               -         -            -             -
  427    Interest on Long-term
           Debt                         -         -            -             -
  430    Interest on Debt to
           Associate Companies     1,723,197      -            -             -
  431    Other Interest Expense     (363,454)     -            -             -

               Total Expenses   $483,857,499  $920,170  $63,164,287   $24,669,589


                     Annual Report of Cinergy Services, Inc.
                       For the Year Ended December 31,1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))


                                     ------------DEPARTMENT OR SERVICE FUNCTION-----------

                                     ELEC. SYSTEM  INTERNAL     ELEC. TRANS.
ACCOUNT  DESCRIPTION OF ITEMS        MAINTENANCE   AUDITING    & DISTRIBUTION  ACCOUNTING

  920    Salaries and Wages          $1,523,957   $1,628,199    $21,140,744    $ 9,220,821
  921    Office Supplies and
           Expenses                      72,533      355,968      1,861,112      2,544,109
  922    Administrative Expense
           Transferred - Credit            (477)        -          (312,668)        (6,834)
  923    Outside Services
           Employed                        (903)        -            15,211      1,877,667
  924    Property Insurance                -            -              -              -
  925    Injuries and Damages              -            -              -              -
  926    Employee Pensions and
           Benefits                     369,809      368,048      4,383,651      2,073,101
  928    Regulatory Commission
           Expense                         -            -              -           108,000
 930.1   General Advertising
           Expenses                        -            -               109           -
 930.2   Miscellaneous General
           Expenses                         294         -           365,893         18,613
  931    Rents                             -            -            96,734     15,046,396
  932    Maintenance of Structures
           and Equipment                   -            -                12           -
403,404  Depreciation and
           Amortization Expense            -            -              -              -
  408    Taxes Other Than
           Income Taxes                  99,472      105,385      1,237,514        629,486
  409    Income Taxes                      -            -              -              -
  410    Provision for Deferred
           Income Taxes                    -            -              -              -
  411    Provision for Deferred
           Income Taxes - Credit           -            -              -              -
 411.5   Investment Tax Credit             -            -              -              -
  421    Miscellaneous Income or
           Loss                            -            -              -            (7,888)
 426.1   Donations                         -            -              -              -
 426.5   Other Deductions                  -            -              -              -
  427    Interest on Long-term
           Debt                            -            -              -              -
  430    Interest on Debt to
           Associate Companies             -            -              -         1,723,197
  431    Other Interest Expense            -            -              -          (363,454)

               Total Expenses        $2,064,685   $2,457,600    $28,788,312    $32,863,214


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))



                                 ------------DEPARTMENT OR SERVICE FUNCTION---------------
                                     HUMAN      MATERIALS                  MARKETING &
ACCOUNT   DESCRIPTION OF ITEMS     RESOURCES   MANAGEMENT    FACILITIES   CUST. RELATIONS

  920    Salaries and Wages       $23,885,115  $ 5,582,448  $ 4,570,657    $31,666,351
  921    Office Supplies and
           Expenses                 1,989,279    2,352,253    5,813,820      7,306,024
  922    Administrative Expense
           Transferred - Credit          -          (1,953)         (27)        (8,544)
  923    Outside Services
           Employed                   756,774       96,257       78,210      5,146,963
  924    Property Insurance              -         158,900         -              -
  925    Injuries and Damages           2,947           56         -              -
  926    Employee Pension and
           Benefits                31,506,182    1,241,743    1,310,047      7,195,295
  928    Regulatory Commission
           Expense                       -            -            -              -
 930.1   General Advertising
           Expenses                      -            -            -             8,969
 930.2   Miscellaneous General
           Expenses                   146,603    2,939,078          855      8,297,617
  931    Rents                          2,291        2,661    1,255,577         16,727
  932    Maintenance of Structures
           and Equipment                 -            -       2,301,675           (819)
403,404  Depreciation and
           Amortization Expense          -            -            -              -
  408    Taxes other Than Income
           Taxes                      930,068      345,872      376,800      2,023,782
  409    Income Taxes                    -            -            -              -
  410    Provision for Deferred
           Income Taxes                  -            -            -              -
  411    Provision for Deferred
           Income Taxes - Credit         -            -            -              -
 411.5   Investment Tax Credit           -            -            -              -
  421    Miscellaneous Income
           or Loss                       -            -            -              -
 426.1   Donations                       -            -            -              -
 426.5   Other Deductions                -            -            -              -
  427    Interest on Long-term
           Debt                          -            -            -              -
  430    Interest on Debt to
           Associate Companies           -            -            -              -
  431    Other Interest Expense          -            -            -              -

                Total Expenses    $59,219,259  $12,717,315  $15,707,614    $61,652,365


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))



                                      ---------DEPARTMENT OR SERVICE FUNCTION----------
                                      ENVIRONMENTAL  PUBLIC    POWER ENG. &   INVESTOR
ACCOUNT   DESCRIPTION OF ITEMS          AFFAIRS     AFFAIRS    CONSTRUCTI     RELATIONS

  920    Salaries and Wages            $1,542,781  $1,983,795   $22,255,687  $  668,859
  921    Office Supplies and
           Expenses                     3,001,366   1,202,915     3,023,082     293,567
  922    Administrative Expense
           Transferred - Credit              -           (423)     (416,537)       -
  923    Outside Services
           Employed                        13,083   1,138,293       513,932     323,906
  924    Property Insurance                  -           -             -           -
  925    Injuries and Damages                -           -            6,616        -
  926    Employee Pension and
           Benefits                       605,980     455,337     4,733,656     146,847
  928    Regulatory Commission
           Expense                           -           -             -           -
 930.1   General Advertising
           Expenses                          -          2,561           227        -
 930.2   Miscellaneous General
           Expenses                        79,933   1,435,990       221,985     580,513
  931    Rents                             (1,295)     46,381           989        -
  932    Maintenance of Structures
           and Equipment                     (105)     14,284          -           -
403,404  Depreciation and
           Amortization Expense              -           -             -           -
  408    Taxes other Than Income
           Taxes                          168,587     128,874     1,345,543      42,817
  409    Income Taxes                        -           -             -           -
  410    Provision for Deferred
           Income Taxes                      -           -             -           -
  411    Provision for Deferred
           Income Taxes - Credit             -           -             -           -
 411.5   Investment Tax Credit               -           -             -           -
  421    Miscellaneous Income
           or Loss                           -           -             -           -
 426.1   Donations                           -           -             -           -
 426.5   Other Deductions                    -           -             -           -
  427    Interest on Long-term
           Debt                              -           -             -           -
  430    Interest on Debt to
           Associate Companies               -           -             -           -
  431    Other Interest Expense              -           -             -           -

                Total Expenses         $5,410,330  $6,408,007   $31,685,180  $2,056,509


                     Annual Report of Cinergy Services, Inc.

                      For the Year Ended December 31, 1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))

                                  -----------DEPARTMENT OR SERVICE FUNCTION------------
ACCOUNT   DESCRIPTION OF ITEMS       LEGAL         RATES       FINANCE     RIGHT OF WAY

  920    Salaries and Wages       $ 6,162,289   $1,664,369  $ 5,386,034     $1,473,572
  921    Office Supplies and
           Expenses                 1,654,227    1,325,234      326,868        314,461
  922    Administrative Expense
           Transferred - Credit          (268)        -         (16,359)        (1,681)
  923    Outside Services
           Employed                 3,014,879       11,387    2,121,870        921,459
  924    Property Insurance              -            -         948,036           -
  925    Injuries and Damages          13,472         -        (214,081)           (52)
  926    Employee Pension and
           Benefits                 1,552,371      389,137    1,336,292        290,722
  928    Regulatory Commission
           Expense                    283,395    1,452,272         -              -
 930.1   General Advertising
           Expenses                      -            -          37,551              2
 930.2   Miscellaneous General
           Expenses                 1,685,204         -       2,563,067          2,071
  931    Rents                        326,403          811        1,355      4,057,131
  932    Maintenance of Structures
           and Equipment                9,723         -            -              -
403,404  Depreciation and
           Amortization Expense          -            -            -              -
  408    Taxes Other Than Income
           Taxes                      406,625      105,672      389,607         81,547
  409    Income Taxes                    -            -            -              -
  410    Provision for Deferred
           Income Taxes                  -            -            -              -
  411    Provision for Deferred
           Income Taxes - Credit         -            -            -              -
 411.5   Investment Tax Credit           -            -            -              -
  421    Miscellaneous Income or
           Loss                          -            -            -              -
 426.1   Donations                       -            -            -              -
 426.5   Other Deductions                -            -            -              -
  427    Interest on Long-term
           Debt                          -            -            -              -
  430    Interest on Debt to
           Associate Companies           -            -            -              -
  431    Other Interest Expense          -            -            -              -

               Total Expenses     $15,108,320   $4,948,882  $12,880,240     $7,139,232


                     Annual Report of Cinergy Services, Inc.

                      For the Year Ended December 31, 1997

 Schedule XVII - SCHEDULE OF EXPENSE DISTRIBUTION BY DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

INSTRUCTIONS:  Indicate each department or service function.  (See Instruction 01-3 General Structure of Accounting System:
               Uniform System of Account(s))

                                    ----------DEPARTMENT OR SERVICE FUNCTION----------
                                                                             POWER
ACCOUNT   DESCRIPTION OF ITEMS        FUELS      PLANNING      EXECUTIVE    PLANNING

  920    Salaries and Wages         $1,359,718  $  392,725    $14,987,091  $22,649,967
  921    Office Supplies and
           Expenses                    180,969     164,970      7,649,005   10,168,498
  922    Administrative Expense
           Transferred - Credit           -           (371)       (42,652)     (21,431)
  923    Outside Services
           Employed                    113,831     371,441      4,420,983    3,733,790
  924    Property Insurance               -           -            23,089         -
  925    Injuries and Damages             -           -              -            -
  926    Employee Pension and
           Benefits                    321,590      93,481      2,871,027    4,749,156
  928    Regulatory Commission
           Expense                        -           -                 7         -
 930.1   General Advertising
           Expenses                       -           -              -            -
 930.2   Miscellaneous General
           Expenses                     56,781         574      2,964,100   12,561,736
  931    Rents                            -           -           391,479    1,246,688
  932    Maintenance of Structures
           and Equipment                  -           -            28,505        9,030
403,404  Depreciation and
           Amortization Expense           -           -              -            -
  408    Taxes Other Than Income
           Taxes                        87,800      26,568        972,357    1,463,887
  409    Income Taxes                     -           -              -            -
  410    Provision for Deferred
           Income Taxes                   -           -              -            -
  411    Provision for Deferred
           Income Taxes - Credit          -           -              -            -
 411.5   Investment Tax Credit            -           -              -            -
  421    Miscellaneous Income or
           Loss                           -           -              -            -
 426.1   Donations                        -           -              -            -
 426.5   Other Deductions                 -           -              -            -
  427    Interest on Long-term
           Debt                           -           -              -            -
  430    Interest on Debt to
           Associate Companies            -           -              -            -
  431    Other Interest Expense           -           -              -            -

               Total Expenses       $2,120,689  $1,049,388    $34,264,991  $56,561,321

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                 DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                                    ---------- DEPARTMENTAL SALARY EXPENSE ----------
         NAME OF DEPARTMENT                         --- INCLUDED IN AMOUNTS BILLED TO --     NUMBER OF
     INDICATE EACH DEPARTMENT            TOTAL       PARENT        OTHER         NON-        PERSONNEL
        OR SERVICE FUNCTION             AMOUNT      COMPANY     ASSOCIATES    ASSOCIATES    END OF YEAR
Information Systems                 $ 18,005,369   $   -      $ 18,005,369     $  -                287
Meters and Transportation             13,313,873         39     13,313,834        -                187
Electric System Maintenance            1,523,957       -         1,523,957        -                 23
Marketing and Customer Relations      31,666,351        262     31,666,089        -                594
Electric Transmission and
  Distribution Engineering
  and Construction                    21,140,744       -        21,140,744        -                295
Power Engineering and Construction    22,255,687        850     22,254,837        -                327
Human Resources                       23,885,115       -        23,885,115        -                189
Materials Management                   5,582,448       -         5,582,448        -                 77
Facilities                             4,570,657        190      4,570,467        -                129
Accounting                             9,220,821     52,936      9,167,885        -                160
Power Planning                        22,649,967      8,960     22,641,007        -                263
Public Affairs                         1,983,795       -         1,983,795        -                 34
Legal                                  6,162,289     48,106      6,114,183        -                 88
Rates                                  1,664,369       -         1,664,369        -                 24
Finance                                5,386,034     21,343      5,364,691        -                 64
Right of Way                           1,473,572       -         1,473,572        -                 22
Internal Auditing                      1,628,199       -         1,628,199        -                 20
Environmental Affairs                  1,542,781      2,350      1,540,431        -                 35
Fuels                                  1,359,718       -         1,359,718        -                 17
Investor Relations                       668,859       -           668,859        -                 11
Planning                                 392,725      1,230        391,495        -                 10
Executive                             14,987,091    130,006     14,857,085        -                172

                        TOTAL
                                    $211,064,421   $266,272   $210,798,149     $  -              3,028


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                     OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:         Provide a  breakdown  by  subaccount  of outside  services employed.  If the aggregate  amounts paid to any one payee and included  within one subaccount is less than $100,000, only the aggregate  number and amount of all such payments included  within the subaccount  need be shown.  Provide a subtotal for each type of service.

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                  AMOUNT

Auditing Services:
Arthur Andersen LLP                        Audit of Cinergy and subsidiaries Consolidated
                                             Financial Statements; audit of the financial
                                             statements of Cinergy's or its subsidiaries
                                             deferred compensation and stock plans; audit of
                                             fuel cost recovery clauses; research and consultation
                                             on various accounting and tax matters; and assistance
                                             in the analysis and resolution of miscellaneous
                                             accounting issues                                   $2,659,918
                                                                                                  2,659,918


Legal Services:
Bingham Summers Welsh & Spilman            Collective Bargaining; Lobbying                          108,972
Gallagher, Boland and Meiburger            Pipeline Cases; Columbia Gulf Transmission               144,832
Latham & Watkins                           Ozone Issues Consulting                                  144,841
Skadden, Arps, Slate, Meagher              Litigation; Wholesale Power Sales; Trigen; General
  & Flom, LLP                                Corporate Advice and Regulatory Issues                 927,728
Taft, Stettinius & Hollister               Litigation; General Securities Matters, Consumer
                                             Credit/Financial Svcs. Program; Power International    397,104
                                                                                                  1,723,477

Tree Trimming Services:
Asplundh Tree Expert Co.                   Tree Trimming                                            120,081
The Davey Tree Experience                  Tree Trimming                                            241,084
                                                                                                    361,165


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (CONTINUED)

       FROM WHOM PURCHASED  1/                        DESCRIPTION                                   AMOUNT

Other Services
Analysts International Corp.               Contract Programming                                     286,308
Assured Micro-Services, Inc.               Records Management - Electronic Imaging                  106,980
Barr Devlin Associates Inc.                Financial Advisory Services                              204,183
Bates USA                                  Advertising, Marketing Services                          639,182
Black Dog Productions, Inc.                Marketing Services                                       192,581
Ciber                                      Contract Programming                                     288,731
Claritas, Inc.                             Market Research Services                                 109,200
CMS/Tempro Resources of Indianapolis       Accounting Temporary/Placement Agency                    128,540
CSC Consulting                             Information Technology Consulting-Technical
                                             Architecture                                         5,191,616
Customer Link                              Telemarketing; Customer Services                         170,710
DDI Customer Service                       Training and Development Consulting                      162,700
Deloitte & Touche LLP                      Tax services regarding changing tax depreciation
                                             method                                                 146,782
Donald B. Ingle, Jr.                       Management Consulting                                    120,000
Dun & Bradstreet Information Services      Contract Programming                                     286,596
Edu-Tech Industries                        Strategic Training Program                             1,787,884
Electric Power Research Institute          Tailored Collaboration Agreement                         206,500
Entex Information Services                 Contract Programming                                     954,107
Ferrell Capital Management                 Risk Management Services                                 233,629
Glenn Monigle Associates, Inc.             Design/Consulting Services                               290,578
H.B. Zachry Company                        Supplemental Maintenance - Generating Stations           256,207
Harris Corporation                         Network Telecommunications Services                      249,428
Honeywell DMC Services, Inc.               Home Energy House Call Program                           283,404
Howard Systems International               Information Technology Consulting                        344,720
Hunter Group, Inc.                         Business Opportunity Analysis                            109,601
Infotech Consulting, Inc.                  Information Technology Consulting                        213,289
Manpower, Inc.                             Temporary Employment Service                             221,269
Market Strategies, Inc.                    Benchmarking Survey                                      143,949
McKinsey & Company, Inc.                   Management Consulting                                  2,000,014
Darrell V. Menscer                         Management Consulting                                    136,769
Metro Information Services                 Information Technology Consulting                        106,020



                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

               OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (CONTINUED)

       FROM WHOM PURCHASED _1/                        DESCRIPTION                                   AMOUNT


Miami Systems Corporation                  Forms Management Services                                222,441
Mobilcomm                                  Radio & Accessories Service                              176,210
Morgan Stanley & Co.                       Financial Advisory Services                              250,000
The NorthBridge Group                      Forecasting & Valuation Consulting                     1,120,076
Origin Technology in Business              Contract Programming                                     176,030
People Working Cooperatively, Inc.         Low-income Weatherization - DSM                          931,922
Preng & Associates, Inc.                   Recruitment/Placement/Staffing Services                  104,609
Professional Computer Centers, Inc.
   D/B/A Valcom                            Information Technology Consulting                      1,289,221
Professional Computer Consultants, Inc.    Information Technology Consulting                        345,971
Professional Data Resources, Inc.          Information Technology Consulting                        131,582
Richard's Consulting, Inc.                 Information Technology Consulting                        737,465
Search Consultants International, Inc.     Recruitment/Placement/Staffing Services                  123,600
Signature Graphics, Inc.                   Graphics Design                                          527,431
Strategic Marketing & Research, Inc.       Opinion Leaders Study/Customer Attitude Survey           158,815
The Canyon Group                           Sales Training Consulting                                541,333
The Dilenschneider Group                   Public Relations Consulting                              139,174
The LEK/Alcar Consulting Group, LLC        Performance Measurement Study                            247,772
Top Line Performance                       Business & Product Marketing Strategy
Other _2/                                                                                         9,820,704
                                                                                                 32,615,833

    Total Outside Services                                                                      $37,360,393

(1)  All  companies  from  which  Services   purchased   outside  services  were
     non-associated companies, unless otherwise noted.

(2) Outside services performed that did not meet the $100,000 amount are totaled in this line item.

                 Annual Report of Cinergy Services, Inc. For the
                          Year Ended December 31, 1997

                  EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.


                                DESCRIPTION                       AMOUNT

                  Pension                                      $23,342,255

                  Medical/Dental insurance                      21,436,468

                  401(k) contributions                           3,738,834

                  Life insurance                                12,067,561

                  Others                                        12,154,848

                                                        TOTAL  $72,739,966

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                  GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1


INSTRUCTIONS:         Provide a  listing  of the  amounts  included  in  Account
                      930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.



        DESCRIPTION                      NAME OF PAYEE              AMOUNT

Advertising Fees -
  Customer Education               Martin Agency                   $37,500
                                   Others                           14,137

  Promotional Items                Others                            1,522


                         TOTAL                                     $53,159

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                 MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2


INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. 441 (b)(2)) shall be separately classified.



                      DESCRIPTION                                      AMOUNT

     Sale of Accounts Receivable Fees (PSI, ULH&P, and CG&E)        $ 2,329,391

     Company Membership Fees and Dues                                 3,075,166

     Miscellaneous Materials and Supplies Purchased                   6,832,539

     Customer Incentive/Rebates - Demand-side Management                344,712

     Directors' Fees                                                  1,326,327

     Annual Report Expenses                                             171,074

     Advertising                                                      1,443,900

     Customer Records and Collections                                 6,659,000

     Technical, General, Computer and Engineering Services              452,629

     Labor, Materials and Supplies                                    2,999,134

     Miscellaneous Stores and Transportation Expenses                 6,493,348

     Other Miscellaneous Items                                          921,462

                                            TOTAL                   $33,048,682

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                               RENTS - ACCOUNT 931


INSTRUCTIONS:         Provide a listing of the amount  included in Account  931,
                      "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.



              TYPE OF PROPERTY                                         AMOUNT

     Computer Equipment Rent                                        $19,686,899

     Facilities Rent                                                 20,694,294

     Operating and Work Equipment Rent                                3,142,024

     Other Rent                                                           3,138

                                                     TOTAL          $43,526,355

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                   TAXES OTHER THAN INCOME TAXES - ACCOUNT 408


INSTRUCTIONS:  Provide an  analysis  of Account  408,  "Taxes  Other Than Income
     Taxes". Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.



              KIND OF TAX                                              AMOUNT

Other Than U.S. Government Taxes:

      Ohio Property Tax                                             $    22,085
      Delaware Franchise Tax                                                 50
      Kentucky License Tax                                                  363
      Ohio Franchise Tax                                                    402
      Miscellaneous General Tax                                             (55)
      State Unemployment                                                 69,655

                                                 Sub-total               92,500

U.S. Government Taxes:

      Social Security Taxes                                          12,561,254
      Federal Unemployment                                              193,052

                                                 Sub-total           12,754,306

                                                     TOTAL          $12,846,806

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                            DONATIONS - ACCOUNT 426.1


INSTRUCTIONS:         Provide a listing of the amount included in Account 426.1,
                      "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.



       NAME OF RECIPIENT               PURPOSE OF DONATION              AMOUNT

None






                             TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                        OTHER DEDUCTIONS - ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5, "Other
     Deductions", classifying such expenses according to their nature.



       DESCRIPTION                     NAME OF PAYEE                    AMOUNT

None






                             TOTAL

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                 Schedule XVIII - NOTES TO STATEMENTS OF INCOME


INSTRUCTIONS:         The space below is provided for important  notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


                      See Schedule XIV - Notes to Financial Statements.

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                     Schedule XIX - FINANCIAL DATA SCHEDULE

ITEM NO.             CAPTION HEADING

 1              Net Service Company Property                   $ 19,563,035
 2              Total Investments                                      -
 3              Total Current and Accrued Assets                 19,873,316
 4              Total Deferred Debits                               819,667
 5              Balancing Amount for Total Assets
                  and Other Debits                                     -
 6              Total Assets and Other Debits                    40,256,018
 7              Total Proprietary Capital                                 3
 8              Total Long-Term Debt                                   -
 9              Notes Payable                                          -
10              Notes Payable to Associate Companies             20,949,887
11              Balancing Amount for Total Current
                  and Accrued Liabilities                        19,053,617
12              Total Deferred Credits                              140,000
13              Accumulated Deferred Income Taxes                   112,511
14              Total Liabilities and Proprietary Capital        40,256,018
15              Services Rendered to Associate Companies        483,823,472
16              Services Rendered to Nonassociate Companies            -
17              Miscellaneous Income or Loss                         34,030
18              Total Income                                    483,857,502
19              Salaries and Wages                              211,064,421
20              Employee Pensions and Benefits                   72,739,966
21              Balancing Amount for Total Expenses             200,053,112
22              Total Expenses                                  483,857,499
23              Net Income (Loss)                                      -
24              Total Expenses (Direct Costs)                   291,593,569
25              Total Expenses (Indirect Costs)                 192,263,930
26              Total Expenses (Total)                          483,857,499
27              Number of Personnel End of Year                       3,028


                     Annual Report of Cinergy Services, Inc.

                                                ORGANIZATION CHART
                                                      Chairman
                                                    - Executive
                                                - Internal Auditing
                                                         |
                                                         |
                               Vice Chairman, President, and Chief Executive Officer
                                                    - Executive
                                                         |
                                                     ---------
Vice President &   Vice President,      Vice President &                      President,         President,          President,
 Senior Manager,    General              Chief            Vice President       Energy             Energy              Energy
 Human Resource     Counsel and          Financial         and Chief of        Commodities        Delivery            Services
 Strategy           Secretary            Officer           Staff               Business           Business            Business
                                                                               Unit               Unit                Unit

 - Human            - Legal              - Investor        - Facilities        - Fuels            - Materials         - Marketing
    Resources       - Rates                 Relations      - Information       - Power               Management          and
                                         - Finance            Systems             Engineering &   - Meters and           Customer
                                         - Accounting      - Public Affairs       Construction       Transportation      Relations
                                                           - Planning                             - Electric System
                                                           - Environmental                           Maintenance
                                                              Affairs                             - Electric Transmission
                                                                                                     and Distribution
                                                                                                     Engineering and
                                                                                                     Construction
                                                                                                  - Power Planning
                                                                                                  - Right of Way


                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                              METHODS OF ALLOCATION

The allocation of expenses not directly attributable to a particular Client Company are based on the following factors:

1.  Sales Ratio

       A ratio, based on domestic firm kilowatt-hour electric sales (and/or the equivalent cubic feet of gas sales, where applicable), excluding intra-system sales, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such times as may be required due to a significant change.

2.  Electric Peak Load Ratio

       A ratio, based on the sum of the monthly domestic firm electric maximum system demands for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

3.  Number of Customers Ratio

       A ratio, based on the sum of the firm domestic electric customers (and/or gas customers where applicable) at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

4.  Number of Employees Ratio

       A ratio, based on the sum of the number of employees at the end of each month for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function and the denominator of which is for all Client Companies (and Cinergy Corp.'s non- utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

                        METHODS OF ALLOCATION - continued


5.  Construction Expenditure Ratio

       A ratio, based on construction expenditures, net of reimbursements, for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company and the denominator of which is for all Client Companies. Separate ratios will be computed for total construction expenditure and appropriate functional plant (i.e., production, transmission, distribution, and general) classifications. This ratio will be determined annually, or at such time as may be required due to a significant change.

6.  Circuit Miles of Electric Distribution Lines Ratio

       A ratio, based on installed circuit miles of domestic electric distribution lines at the end of the immediately preceding calendar year, the numerator of which is for a Client Company and the denominator of which is for all domestic utility Client Companies. This ratio will be determined annually, or at such time as may be required due to a significant change.

7.  Number of Central Processing Unit Seconds Ratio

       A ratio, based on the sum of the number of central processing unit seconds expended to execute mainframe computer software applications for the immediately preceding twelve consecutive calendar months, the numerator of which is for a Client Company or Service Company Function, and the denominator of which is for all Client Companies, (and Cinergy Corp.'s non-utility and non-domestic utility affiliates, where applicable) and/or the Service Company. This ratio will be determined annually, or at such time as may be required due to a significant change.



NOTE: Services submitted a letter to the Securities and Exchange Commission on April 1, 1998, requesting approval of a new allocation method to be used to allocate general activities cost to the direct and indirect nonutility subsidiaries of Cinergy Corp. The proposed method would establish a ratio based on direct costs charged to the individual nonutility client companies divided by total direct costs charged to all client companies (both utility and nonutility).

                     Annual Report of Cinergy Services, Inc.
                      For the Year Ended December 31, 1997

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 1997:

In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Services submits the following information on the billing of interest on borrowed funds to associated companies for the year 1997:

A. Amount of interest billed to associate companies is contained on page 28, Analysis of Billing.

B. The basis for billing of interest to the associated companies is based on the ratio of the total expenses charged to each associated company, exclusive of interest, to the total expenses charged to all associated companies, exclusive of interest during the previous year.

                     ANNUAL REPORT OF Cinergy Services, Inc.

                                SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                      Cinergy Services, Inc.
                                                   (Name of Reporting Company)

                                       By:            /s/John P. Steffen
                                                (Signature of Signing Officer)

                              John P. Steffen, Vice President and Comptroller
                                (Printed Name and Title of Signing Officer)



Date:  April 30, 1998